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                                                           Filed by GenRad, Inc.
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934


                                                   Subject Company: GenRad, Inc.
                                                  Commission File No.: 001-08045


Contact
Richard M. Miles
978-589-7144



                      GenRad Sets Shareholder Meeting Date


WESTFORD, MA---Sept. 25, 2001---GenRad [NYSE: GEN], a global leader in electronics testing and manufacturing solutions, today announced that it has set a Special Meeting of Shareholders to be held at 11 a.m. on Friday, October 26, 2001, to vote on the company's proposed merger with Teradyne, Inc. [NYSE: TER]. The meeting will be held at GenRad's Executive Offices, 7 Technology Park Drive, Westford, MA. The record date for the Special Meeting is September 19, 2001.

The company also announced that it is mailing to its shareholders of record on the record date, a Notice of Special Meeting and a Proxy Statement-Prospectus with respect to the Special Meeting and the merger with Teradyne. All shareholders are encouraged to read the Proxy Statement-Prospectus when they receive it and to vote their shares. The pre-merger waiting period of the Department of Justice and the Federal Trade Commission with respect to the proposed merger with Teradyne expired on September 12, 2001.

GenRad also has reached an agreement with the banks providing its senior credit facility to extend until November 2, 2001 the waiver of certain financial covenant defaults under the credit facility.

ABOUT GENRAD, INC.

GenRad Inc. [NYSE: GEN] a global leader in electronics testing and production solutions serving the world's leading original equipment [OEM] and electronics manufacturing services [EMS] markets. GenRad's customers manufacture a wide range of advanced technology products ranging from computer, telecommunications and broadband networking devices to wireless products and enterprise hardware. With 37 offices in 22 countries, GenRad is comprised of four business units, each providing integrated hardware, software and service solutions.


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o    Process Solutions develops products that enhance and optimize manufacturing processes. The unit's hardware products focus on in-circuit testing, x-ray imaging and rework solutions. Its software products address global supply chain collaboration and execution including Design-to-Build (D2B) software tools.

o Functional Solutions focuses on functional test platforms for manufacturers of telecommunications, computers and automotive electronics.

o Diagnostic Solutions focuses on service bay and manufacturing solutions for transportation OEMs and independent service providers.

o Support and Services focuses on maintenance programs, on-site and remote support, and training to help customers optimize their hardware and software solutions.

Founded in 1915, GenRad employs about 1,300 people with worldwide headquarters in Westford, MA, USA. Listed on the New York Stock Exchange since 1978, GenRad's Web address is www.GenRad.com.


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This Communication may be deemed to be solicitation material in respect of the proposed acquisition of GenRad by Teradyne, pursuant to an Agreement and Plan of Merger, dated as of August 1, 2001, by and between GenRad and Teradyne. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications [Release No. 33-7760] promulgated by the Securities and Exchange Commission [SEC]. GenRad and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of GenRad's directors and executive officers, including their beneficial ownership of GenRad common stock and the terms of change of control or similar arrangements with certain of GenRad's executive officers, may be found in the registration statement on Form S-4 filed by Teradyne containing the proxy statement - prospectus filed with the SEC on September 25, 2001. The proxy statement prospectus is available for free both on the SEC's Web site [http://www.sec.gov] or by contacting Investor Relations at GenRad at 978-589-7000.

In connection with the proposed merger, Teradyne has filed a registration statement on Form S-4 with the SEC. Shareholders of GenRad and other investors are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. The registration statement is available for free, both on the SEC's Web site [http://www.sec.gov] and from Teradyne and GenRad.

Teradyne:                                            GenRad, Inc.:
Attn: Investor Relations                             Attn: Investor Relations
321 Harrison Avenue                                  7 Technology Park Drive
Boston, MA 02010                                     Westford, MA 01886
617-482-2700                                         978-589-7000